Exhibit 95

MINE SAFETY DISCLOSURE

We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 19 and 13 inspections at 18 and 13 of our mines during the three months ended March 31, 2019 and 2018, respectively. During the three months ended March 31, 2019 there were no reportable citations and during the three months ended March 31, 2018 there were two reportable citations following two of those inspections. With respect to this information, it should be noted that: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount or dismissed.

During the three months ended March 31, 2019 and 2018, specifically with respect to our mines:

•	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.
•	MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.
•	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act
•	MSHA did not issue any imminent danger order requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.
•	We did not experience any mining-related fatalities.
•

We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

•

There were no pending legal actions that are contests of citations and orders referenced in Subpart B of 29 CFR Part 2700, contests of proposed penalties referenced in Subpart C of 29 CFR 2700, complaints for compensation referenced in Subpart D of 29 CFR 2700, complaints of discharge, discrimination or interference in Subpart E of 29 CFR2700, and appeals of judges decisions or orders to the MSHA referenced in Subpart F of 29 CFR 2700 before the Federal Mine Safety and Health Review Commission. There were no such legal actions instituted or resolved during the three months ended March 31, 2019 and 2018.

•	Proposed assessments from the MSHA during the three months ended March 31, 2019 and 2018 were less than two thousand dollars.

The chart below contains information regarding reportable and non-reportable mining safety and health citations or orders that MSHA issued during the three months ended March 31, 2019 and 2018 associated with our mining operations (dollars in thousands):

Three Months Ended March 31,	2019		2018
Name of Mine	Section 104[1]	Proposed Assesments[2]	Section 104[1]	Proposed Assesments[2]
Arvin Pit	—	$ —	1	$ 0.1
Vernalis Plant	—	—	1	0.6
Total	—	$ —	2	$ 0.7

1 The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under Section 104 of the Mine Act for which the operator received a citation from the MSHA.

2 The total dollar value of proposed assessments from the MSHA under the Mine Act.